Exhibit 4.36

[*]:	THE CONFIDENTIAL MATERIAL HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION

1

RENEWED AND AMENDED DISTRIBUTION AGREEMENT

This Renewed and Amended Distribution Agreement (the “Agreement”) is made as of October 3, 2014 by and between

Birks Group Inc., a company incorporated under the laws of Canada having its principal office at 1240 Phillips Square, Montreal, Québec (“Birks”), Mayor’s Jewelers, Inc., a wholly-owned subsidiary of Birks incorporated under the laws of Delaware and having its principal office at 5870 North Hiatus Road, Tamarac, Florida (“Mayors”)

and

Damiani International B.V., a company incorporated under the laws of The Netherlands having its principal office at Prins Bernhardplein, 200-11097 JB Amsterdam, The Netherlands (“Damiani INT.”),the parent company Damiani S.p.A., a company incorporated under the laws of Italy, having its principal office at Piazza Damiano Grassi Damiani, 1 – 15078 Valenza (AL) together with Damiani INT. and Damiani S.p.A. direct or indirect subsidiaries and/or affiliates (the “Affiliates”) for the fulfilment of the obligations of this Agreement (hereinafter collectively referred to as “Damiani”, which expression shall mean and include, unless contrary to the context or meaning thereof, its successors and assigns).

(Birks and Mayors, together with any respective direct or indirect subsidiaries thereof, are hereafter also jointly referred to as the “B&M Group” and B&M Group and Damiani collectively referred to as the “Parties”)

WHEREAS B&M Group and Damiani International B.V. (“Damiani INT.”) entered into a Distribution Agreement effective September 26, 2009 and a First Amendment to Distribution Agreement and Settlement effective June 17, 2010 (both such agreements collectively referred to herein as the “First Distribution Agreement”);

WHEREAS Damiani INT. has the ownership of and/or the title to use the “DAMIANI”, “CALDERONI” “SALVINI”, ALFIERI & ST. JOHN” and “BLISS” trademarks and, inter alia, produces “DAMIANI”, “CALDERONI”, “SALVINI”, ALFIERI & ST. JOHN” and “BLISS” lines of refined jewelry products, predominantly in gold, platinum, diamonds, gemstones and precious metals, including, without limitation, rings, wedding bands, earrings, bracelets, necklaces, charms, armlets, pendants, brooches, as well as watches and other luxury products (the “Products”);

WHEREAS Damiani sells the Products under various brands which it owns or has the right to use, including the following brands:

(a)	the Damiani brand (the “Major Brand”); and

(b)	the Calderoni, Salvini, Bliss and Alfieri & St. John brands (the “Minor Brands”);

WHEREAS B&M Group wishes to continue to distribute Products under the Major Brand and the Minor Brands in the Canadian and U.S. markets;

WHEREAS B&M Group purchased the Products from Damiani INT. pursuant to the First Distribution Agreement and some of those Products remain in B&M Group’s inventory (said remaining Products may also be referred to herein specifically as “Existing Products”). A list of Existing Products that is current as of September 27, 2014 is attached hereto;

WHEREAS the First Distribution Agreement shall terminate on October 3, 2014 and the Parties are interested to renew and amend the said agreement with reference to the distribution in the Canadian and U.S. markets of Products belonging to the Major Brand “Damiani” only (“New Damiani Products”);

WHEREAS B&M Group wishes to return and replace some of its Existing Products with the refresh of New Damiani Products and purchases of additional New Damiani Products;

WHEREAS Damiani can fulfill its obligations to sell and to deliver New Damiani Products under this Agreement to B&M Group directly and/or through its Affiliates; and

WHEREAS B&M Group has agreed vis-à-vis Damiani to distribute and sell the New Damiani Products in its stores pursuant to the terms of this Agreement.

NOW THEREFORE, the above recitals together with the Schedules hereto being incorporated into and forming integral and essential part of this Agreement, in consideration of the mutual agreements hereinafter set forth, the parties hereto agree as follows:

Section 1	Existing Products

	1.1	B&M Group shall mutually agree with Damiani which of the Existing Products shall be sold in its store locations as set out in Schedule ‘A’ attached hereto (“Schedule ‘A’ Stores”), and which of its Existing Products shall be sold in its store locations as set out in Schedule ‘B’ attached hereto (“Schedule ‘B’ Stores”). The Parties agree to meet within 15 days from the signature of this Agreement to mutually select the Existing Products to be sold in “A” and “B” Stores.

	1.2	B&M Group shall have the right to exchange the Existing Products (with the exception of the purchases of Products made by B&M Group with the express clause of “not return”, unless otherwise agreed with Damiani) up to a maximum Cost Value (as defined below) of two million US dollars (US$2,000,000), with New Damiani Products selected by B&M Group together with Damiani (the “Refreshed Products”). The Parties agree that the selection of the whole value of Existing Products to be exchanged (the “Returned Products”) shall be made by B&M Group together with Damiani within 15 days from the signature of the present Agreement, and that the selection of the whole value of the Refreshed Products shall be made by B&M Group together with Damiani within 30 days from the signature of the present Agreement. Damiani agrees to exchange the products requested by B&M Group within 30 days from the selection of the Refreshed Products. B&M Group will return the Products for the same Cost Value of the Refreshed Products immediately upon receipt of the shipment of the Refreshed Products from Damiani and Damiani authorizes B&M Group to provide the

Returned Products to Damiani’s designated third party agent. The Parties agree that the return and the exchange will take place within the same fiscal year, provided that the request to return or exchange products is made prior to 90 days before the end of such fiscal year. All Existing Products that are returned and exchanged for Refreshed Products shall be delivered free and clear of all liens granted in favour of third parties, in good and saleable condition and in accordance with the quality standards in which the Existing Products were accepted by B&M Group. [*].

	1.3	The Refreshed Products shall not be returned and exchanged for other Refreshed Products.

Section 2	Replenishment of Schedule ‘A’ Stores

	2.1	During the Term of this Agreement, B&M Group shall replenish the Existing Products [*] as provided in this Section 2.

	2.2	[*].

	2.3	B&M Group shall make best efforts to maintain a combined total annualized average inventory of [*] (“Inventory”) in [*] accordance with Schedule ‘C’, attached hereto, by way of anticipated quarterly replenishment in order to maintain the level of Inventory as determined by B&M Group, on the following schedule:

• by no later than January 31, 2015 for the quarterly period ending June 30, 2015;

• by no later than April 30, 2015 for the quarterly period ending September 30, 2015;

• by no later than July 31, 2015 for the quarterly period ending December 31, 2015;

• by no later than November 30, 2015 for the quarterly period ending March 31, 2016;

	2.4	Notwithstanding anything to the contrary herein, B&M Group shall have no obligation to purchase New Damiani Products until B&M Group has received and returned a Cost Value (as defined below) of two million US dollars (US$2,000,000) of Existing Products for Refreshed Products in accordance with section 1.2.

	2.5	The price to be paid by B&M Group to Damiani for purchases of New Damiani Products shall be [*] (“Cost Value”).

2.6	B&M Group shall pay for all purchases of New Damiani Products ordered within 60 (sixty) days of its receipt of delivery of the New Damiani Products provided the corresponding invoice from Damiani is received within ten (10) days of the due date.

2.7	Damiani shall use its best efforts to deliver the New Damiani Products to B&M Group within ninety (90) days from receipt of a written order. B&M Group may cancel the purchase order if, following an additional grace period of 15 days, Damiani has not delivered the New Damiani Products for which an order was placed.

2.8	The Parties agree that the B&M Group orders placed in the previous months with an approximate cost value of [*] and not already delivered by Damiani shall be delivered by Damiani within 15 days from the signature of this Agreement and B&M Group shall pay Damiani within 90 (ninety) days of B&M Group’s receipt of said orders.

2.9	Following its receipt of the New Damiani Products, B&M Group shall, at agreed upon stores, display the New Damiani Products for sale at Damiani’s suggested U.S. retail prices or Canadian Retail Prices, as the case may be, or such other price deemed appropriate by B&M Group. The expression “Canadian Retail Prices” in this Agreement means that Canadian retail price suggested by B&M Group to Damiani for each Damiani Product which will be sold in Canada by B&M Group to its retail customers calculated by applying an estimated currency exchange rate factor to the sum of the US retail price and the Canadian import duty. In the event that there are significant fluctuations either in the US Dollar / Canadian Dollar exchange rate for an extended period or in the Canadian import duties, B&M Group will suggest new Canadian Retail Prices to Damiani for its approval which shall not be unreasonably withheld.

2.10	The Parties agree to establish an annual business plan (the “Annual Business Plan”) that includes sales goals [*] that will be distributing Products as well the inventory turn objectives, GMROI goals, marketing, event plans and management (e.g. location) of the Products, and such other goals as the Parties may mutually agree upon.

The first Annual Business Plan under this Agreement, related to the fiscal year ending on March 31, 2015, shall be agreed upon by the Parties within thirty (30) days after the execution of this Agreement, and thereafter for the subsequent fiscal year, the relevant Annual Business Plan shall be agreed by the Parties by the end of March of each year.

In addition, the Parties shall meet on a quarterly basis to review actual progress against such goals and agree to use their best efforts to achieve these goals. In particular, the Parties agree to use their best efforts to achieve sales, inventory turn and GMROI goals.

Section 3	Payment for Existing Products under the First Distribution Agreement

	3.1	B&M Group shall make the following payments to Damiani related to the purchase of Existing Products (section 1.3(v) of the First Distribution Agreement) and co-advertising expenses (section 11.16 of the First Distribution Agreement), in full and final settlement of the obligations that B&M Group may have towards Damiani INT. or Damiani regarding said points 1.3 (v) and 11.16 of the First Distribution Agreement, and Damiani and Damiani INT. hereby release B&M Group from all claims in relation thereto:

[*]

	3.2	B&M Group shall make additional annual payments on February 15th, 2015 and February 15th, 2016 (the “Annual Payments”) for the Existing Products and the Refreshed Products delivered to B&M Group and sold by B&M Group. Each payment will be an amount equal to the greater of:

		(a)	the cumulative Cost Value of the Existing and the Refreshed Products sold by B&M Group since the date of the First Distribution Agreement up to the January 31 immediately preceding the applicable payment date, and

		(b)	the cumulative minimum annual amounts set forth below up to and including the applicable date,

minus the cumulative Annual Payments made since the date of the First Distribution Agreement.

	3.3	The following are the minimum annual amounts and the payment dates:

		(i)	US$400,000 on February 15, 2010;

		(ii)	US$1 million on February 15, 2011;

		(iii)	US$1.1 million on February 15, 2012;

		(iv)	US$1.2 million on February 15, 2013;

		(v)	US$1.3 million on February 15, 2014;

		(vi)	US$500,000 on February 15, 2015;

		(vii)	US$500,000 on February 15, 2016.

Section 4	Consignment Products

	4.1	Damiani may from time to time provide to B&M Group with New Damiani Products on consignment for special promotional events or other store events that may be mutually agreed upon from time to time by the Parties at prices and terms which will be mutually agreed upon between the Parties from time to time.

Section 5	Right to Return

	5.1	At the termination or expiration of this Agreement, B&M Group shall have the option, in its sole discretion, to return, within sixty (60) days following the termination or expiration of this Agreement, at Damiani’s expense, up to US$4 million at the actual Cost Value of any unsold Existing Products to Damiani from Damiani NY Location (as defined herein below), free and clear of all Liens and in good and saleable condition and in accordance with the quality standards in which the Existing Products were accepted by B&M Group, without any further obligation of B&M Group (the “Return Products”). The transfer of the title to the unsold Return Products to Damiani shall occur upon delivery without any further notice or formality.

	5.2	In the event that the Return Products, the Cost Value of which has already been paid to Damiani, are returned by B&M Group to Damiani in accordance with Section 5.1, the Cost Value paid by B&M Group to Damiani for the Return Products returned shall be reimbursed by Damiani to B&M Group as follows: (i) B&M Group will first offset any such amount against any accounts payable (even if not due yet) owed by B&M Group to Damiani; (ii) if such accounts payable are insufficient to cover the amount to be reimbursed, then Damiani shall reimburse any remaining amount within ninety (90) days from the date that the Return Products were delivered to Damiani.

	5.3	In the event that B&M Group chooses not to return part or all of the Existing Products in accordance with section 5.1 hereof, B&M Group will pay Damiani the Cost Value of such unreturned, unsold and unpaid Products, in addition to the purchased New Damiani Products at the due dates, within seventy-five (75) days after the termination or expiration of the Agreement.

	5.4	For the sake of clarity, B&M Group shall not have the right to return any New Damiani Products (refresh of Existing Products and purchase of additional Products) at the termination of this Agreement.

Section 6	Delivery of Damiani Products

	6.1	With respect to the New Damiani Products to be delivered by Damiani to B&M Group pursuant to this Agreement, the Products shall be delivered by Damiani, in accordance with B&M Group’s prior written instructions given at the time of the purchase order placement to Damiani, to one of the following B&M Group locations: (i) B&M Group distribution facility located at 5870 North Hiatus Road, Tamarac, Florida, or (ii) B&M Group distribution facility located at 1240 Phillips Square, Montreal, Québec (collectively, the “Distribution Centres”).

6.2	Damiani shall be responsible to arrange for, and to pay all costs, expenses, duties, excise and other taxes, customs and insurance and inspection charges, and other similar charges or fees related to, the transportation, freight and delivery of all such New Damiani Products delivered by Damiani from Europe to its office or warehouse facility located in the City of New York (“Damiani NY Location”).

6.3	Damiani shall be entitled to be reimbursed by B&M Group for the actual shipping expenses incurred and supported by a corresponding invoice in accordance with shipping standards agreed to by B&M Group that are incurred for the transportation and delivery of the New Damiani Products from the Damiani NY Location to B&M Group distribution facility located at 5870 North Hiatus Road, Tamarac, Florida.

6.4	Damiani shall be entitled to be reimbursed by B&M Group for the actual shipping expenses incurred and supported by a corresponding invoice in accordance with shipping standards agreed to by B&M Group that are incurred for the transportation and delivery of the New Damiani Products from the Damiani NY Location to B&M Group distribution facility located at 1240 Phillips Square, Montreal, Québec. However, the Parties expressly agree that the Canadian import duties and the relevant custom clearances shall be directly borne by B&M Group and at its sole expense.

6.5	Any incremental shipping fees or costs due to expedited deliveries shall be borne by Damiani unless specifically agreed upon by the Parties or further to a specific request of B&M Group.

6.6	Title to the purchased Products and risk of loss of the purchased Products shall pass from Damiani to B&M Group when B&M Group takes possession of the Products at its specified Distribution Centre.

6.7	Upon the delivery in accordance with this Section 6 of any New Damiani Products, B&M Group shall have ten (10) Business Days to inspect such New Damiani Products in accordance with its “Quality Assurance Inspection Program”. If any of the Products, do not meet the quality standards and specifications of B&M Group’s “Quality Assurance Inspection Program” – a copy of which shall have been provided to Damiani before the signature of this agreement by B&M Group to Damiani, are damaged, contain a manufacturer’s defect or flaw or are otherwise not fit for resale to B&M Group’s customers, are not in conformity with the samples, specifications or other descriptions provided by the B&M Group to Damiani, or in the event of a material breach by Damiani of any obligation hereunder or under any purchase order or any warranty, express or implied, any claim by B&M Group or any third party of non-compliance with applicable laws or regulations (including, without limitation, infringement or alleged infringement of any trademark, copyright or trade name, and/or any claim of unfair competition or interference with contractual relations), B&M

Group shall within a reasonable period of time from becoming aware of the event provide a written notice to Damiani of such an event (stating in reasonable detail the nature of the event and shall consult with Damiani with respect to the event). In the event that the quality standards or specifications are not met, B&M Group may, at its option, return such Product(s). Any and all Products returned to Damiani shall be at Damiani’s sole risk and expense. Damiani shall, immediately upon return of any such products, provide the B&M Group with a refund of all monies paid by the B&M Group for such products or offset such amount against any sums owing to Damiani or, at Damiani’s option, repair or replace such products at Damiani’s expense. Furthermore, any additional costs resulting from order discrepancies shall be assumed by Damiani. Damiani acknowledges that receipt and inspection of any Products does not waive any rights or stop the B&M Group from asserting any rights (including, without limitation, the right to return the products and obtain a refund of all monies paid or offset such amount against sums owing to Damiani), claims or demands based on subsequently discovered defects, defaults or breaches. In addition, the B&M Group retains its right to pursue all other remedies and damages available to it under the law or in equity and be indemnified in accordance with Section 8.1 hereof. Nothing in this Section 6 shall in any way restrict or limit the general obligation at law of the B&M Group to mitigate any loss which it may incur as a result of any matter giving rise to any such claim.

	6.8	Subject to the provisions of this Agreement, in the event that the Products are not delivered within the delivery schedule required by the B&M Group, and a new delivery schedule is not agreed to, B&M Group shall have the right to refuse the respective order, in its sole discretion.

Section 7	Representations and Warranties of Damiani

	7.1	Damiani represents and warrants to B&M Group that:

a)	Damiani is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation;

b)	Damiani has the power and authority to enter into and perform its obligations under this Agreement and to grant all rights which it grants hereunder;

c)	the execution of this Agreement by Damiani and the performance by Damiani of its obligations hereunder have been duly authorized by all necessary corporate action on its part. Such execution and performance by Damiani does not require any action or consent of, any registration with, or notification to, any person, or any action or consent under any laws to which Damiani is subject;

d)	this Agreement constitutes a legal, valid and binding obligation of Damiani, enforceable against it in accordance with its terms;

e)	the rights and obligations of Damiani hereunder are not in conflict with applicable law or with its constating documents or any of its contractual commitments, undertakings or third party agreements;

f)	all Products provided by Damiani to B&M Group will be free from all defects in material and workmanship, considering the handmade nature of the product, and will conform to the quality and packaging standards that may be provided to Damiani from time to time by B&M Group;

g)	all Products to be delivered by Damiani to B&M Group pursuant to this Agreement shall conform in every manner to B&M Group’s “Quality Assurance Inspection Program” and to the samples, models, drawings, plans, specifications and any other descriptions made to or received by Damiani or B&M Group as the case may be; and

h)	all Products to be delivered by Damiani to B&M Group pursuant to this Agreement will be of consistent kind and high quality, conform to representations of merchantability and fitness for particular purpose and conform to all government and regulatory standards of manufacture, specifications and quality.

	7.2	B&M Group has specifically relied upon such representations and warranties in entering into this Agreement. Damiani acknowledges that B&M Group is purchasing the Products for resale by B&M Group on its own behalf and, accordingly, represents and warrants that Damiani’s and all other warranties with respect to the Products are transferable to B&M Group’s ultimate consumer and that all such warranties are completely effective and enforceable by B&M Group and/or its ultimate consumer. All warranties, both express and implied, shall constitute conditions and survive inspection, acceptance and payment.

	7.3	Damiani further warrants that it is the owner of or has the right to use the Products’ Intellectual Property (as defined in Section 13.1 hereof) and that the Products and the Products’ Intellectual Property will not interfere with any contractual rights or infringe upon any patents and/or copyrights and/or any trademark, trade dress, trade name or similar property right, and Damiani warrants and agrees that all Products delivered to B&M Group pursuant to this Agreement shall be and remain free and clear of all encumbrances, liens, claims and debts of any nature whatsoever. Damiani warrants that at the time of transfer of the Products to B&M Group, Damiani shall have good and marketable title to such products free and clear of all encumbrances, hypothecs and charges and that the transfer of such products, where applicable, shall be rightful and shall not be subject to any import quota, restrictions or regulation preventing or forbidding the importation or sale of the products or any component part thereof. All Products shall be in full compliance with all domestic and foreign customs and other government regulations, including without limitation marking and packaging requirements. Damiani hereby represents and warrants to B&M Group that all Products purchased from time to time by B&M Group are authentic and genuine as properly marked and represented. Without limitation, such products are accurately and properly marked, labelled and manufactured by Damiani, and such products are neither counterfeit nor adulterated in any manner and Damiani has the lawful right to sell such products to B&M Group without breaching any third party rights and without any resale restrictions imposed on B&M Group.

	7.4	Damiani will provide any person that purchases a Product at a B&M Group store with its standard warranty with respect to such Product. Damiani will provide B&M Group with copies of Damiani’s written warranty with respect to each Product so that B&M Group may, on Damiani’s behalf, provide a copy of such written warranty for the benefit of any person that purchases a Product at a B&M Group store.

Section 8	Indemnification by Damiani

	8.1	Upon written notice, Damiani shall protect, defend, indemnify and hold harmless B&M Group, its affiliates, officers, employees and agents against all liabilities and damages resulting from threats of actions, actions, proceedings, suits, claims, liabilities, demands, penalties, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and costs), or any other cost or loss asserted against, incurred by or imposed upon B&M Group by reason of any actual or alleged violation or breach by Damiani of any of the warranties, representations, covenants or other obligations of Damiani set forth herein or in any purchase order entered into hereunder or any claim of infringement or alleged infringement of any copyright, a claim of infringement or alleged infringement of any trademark, trade dress, trade name, brand name, and/or any claim or alleged claim of unfair competition or interference with contractual relations; provided, however, that no settlement of such threats of action, actions, proceedings, suits, claims, liabilities or demands may be made without the B&M Group’s prior written consent to the terms thereof. Damiani agrees to represent B&M Group with attorneys reasonably acceptable to B&M Group or B&M Group, at its option, may represent itself and Damiani will promptly reimburse B&M Group for such reasonable expenses as incurred. Damiani’s indemnification shall apply to recall or seizure of Products whether voluntary or involuntary as requested by any governmental agency, and to the effects of such actions as may be required to assure compliance with all appropriate laws, regulations, rules, guidelines, ordinances and/or standards governing the importation, safety or labelling of such products. This Section 8.1 shall survive the termination or expiration of this Agreement.

Section 9	Representations and Warranties of B&M Group

	9.1	B&M Group represents and warrants to Damiani that:

a)	each of Birks and Mayors is duly incorporated, validly existing and in good standing under the laws of its respective jurisdiction of incorporation;

b)	B&M Group has the power and authority to enter into and perform its obligations under this Agreement and to grant all rights which it grants hereunder;

c)	the execution of this Agreement by B&M Group and the performance by B&M Group of its obligations hereunder have been duly authorized by all necessary corporate action on its part. Such execution and performance by B&M Group does not require any action or consent of, any registration with, or notification to, any person, or any action or consent under any laws to which B&M Group is subject;

d)	this Agreement constitutes a legal, valid and binding obligation of B&M Group, enforceable against it in accordance with its terms;

e)	the rights and obligations of B&M Group hereunder are not in conflict with applicable law or with its constating documents or any of its contractual commitments, undertakings or third party agreements; and

f)	Birks and/or Mayors, as the case may be, holds and shall maintain for the whole term of this Agreement, all licenses, permits and governmental or regulatory approvals required in order to sell and distribute the Products in those jurisdictions in which B&M Group stores are operated. Birks and/or Mayors is/are responsible for obtaining any necessary import licences or permits required for the entry of the Products into Canada or the U.S.A. in case of direct delivery from Damiani to B&M Group.

Section 10	Indemnification by B&M Group

	10.1	Upon written notice, B&M Group shall protect, defend, indemnify and hold harmless Damiani, its affiliates, officers, employees and agents against all liabilities and damages resulting from threats of actions, actions, proceedings, suits, claims, liabilities, demands, penalties, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and costs), or any other cost or loss asserted against, incurred by or imposed upon Damiani by reason of any actual or alleged violation or breach by B&M Group of any of the warranties, representations, covenants or other obligations of B&M Group set forth herein or in any purchase order entered into hereunder; provided, however, that no settlement of such threats of action, actions, proceedings, suits, claims, liabilities or demands may be made without Damiani’s prior written consent to the terms thereof. B&M Group agrees to represent Damiani with attorneys reasonably acceptable to Damiani or Damiani, at its option, may represent itself and B&M Group will promptly reimburse Damiani for such reasonable expenses as incurred. This Section 10.1 shall survive the termination or expiration of this Agreement.

Section 11	Covenants of the Parties

	11.1	During the Term of this Agreement (as defined in Section 14.1) and beyond its termination, B&M Group shall not sell the Products outside of Schedule ‘A‘ Stores and Schedule ‘B‘ Stores.

	11.2	During the Term of this Agreement, Damiani undertakes to supply B&M Group with Products and B&M Group shall purchase Products only from Damiani or its Affiliates. It is strictly forbidden for B&M Group to purchase directly or indirectly Products from other sellers, or to sell Products through sale channels other than its direct stores, during this present Agreement and beyond its termination, without Damiani’s prior express written consent.

	11.3	B&M Group shall use its commercially reasonable efforts to: (i) provide priority to the Major Brand (external windows and internal counters) in relation to the other jewelry brands offered in its Schedule ‘A’ Stores, other than products under the Birks or Van Cleef & Arpels brands and other than the brands represented by “shop-in-shop” concepts in the Schedule ‘A’ Stores, the whole provided that the provision of such priority to the Major Brand would not jeopardize the B&M Group’s sales or such individual store’s existing business, and (ii) promote and display the New Damiani Products consistent with the B&M Group’s existing display standards in its Schedule ‘A‘ Stores.

	11.4	B&M Group shall allow authorized Damiani personnel to take inventory of all Products in B&M Group stores on a semi-annual basis (whether such inventory is on display or is located in a secured area on or off the premises). B&M Group shall also allow authorized Damiani personnel, at any time upon reasonable prior notice, to access B&M Group’s premises during regular business hours and to consult with B&M Group’s staff pertaining to any purchase or sale of Products by B&M Group for the purpose of verifying B&M Group’s compliance with the terms of this Agreement.

	11.5	Unless otherwise agreed to by Damiani, B&M Group will only resell Products from the premises of a B&M Group store and such resells shall be limited to sales to bona fide and final customers of B&M Group. B&M Group agrees that it shall not resell Products to other retail dealers, whether or not those dealers are authorized Damiani dealers, or to any buyer other than a bona fide and final customer of B&M Group.

	11.6	B&M Group, in addition to the existing Damiani “Corner” in B&M Group’s Calgary store location, shall operate a total of at least two (2) Damiani “Corner” concepts in Canada and two (2) Damiani “Corner” concepts in the United States, as may be requested by Damiani during the Term, in B&M Group store locations to be mutually agreed by the Parties. The cost of building the Damiani Corners as well as the cost of all associated fixtures, furniture and equipment (the cost of New Damiani Products is excluded) [*]. Within thirty (30) days after the execution of this Agreement, the Parties shall make best efforts to mutually develop a sales plan and inventory turn target for the Damiani Corners.

11.7	Within thirty (30) days after the execution of this Agreement by the Parties, the Parties shall work together in good faith to develop a detailed marketing plan for the Term of this Agreement. The Parties agree that the said marketing plan shall be supported by a budget amount as provided below [*]

11.8	The said marketing plan, as well the related budget, shall include the following:

a)	Advertising materials.

Notwithstanding the foregoing, advertising materials necessary for the advertising production (such as photos, layouts, etc.) shall be developed and provided by Damiani and approved by B&M Group, or in certain instances, proposals can be made by B&M Group with the approval of Damiani, provided that production materials will be supplied by Damiani at no cost to B&M Group.

b)	Marketing plan and expenses.

The marketing plan shall include among other things, advertising, catalogue, direct mail and in-store events which shall be mutually agreed upon on an annual basis, the costs of which shall be shared in accordance with Section 11.7 above. B&M Group will pay for these mutually agreed upon expenses and Damiani shall reimburse B&M Group its share of the expenses within sixty (60) days from receipt of an invoice and supporting documentation from B&M Group for the incurred expenses or B&M Group may offset any amount to be reimbursed by Damiani against any amounts due to Damiani by B&M Group. The Parties will agree upon those elements of the marketing plan for which the B&M Group will incur the cost and for which the respective amount will be assumed by Damiani.

c)	The “SHPP” events (super high profile promotion) which will promote the sale of Major Brand between the months of November and May of each year, will be mutually agreed upon and organized in the stores of B&M Group where the Major Brand is offered to B&M Group’s retail customers or in the shopping malls where B&M Group stores are located and in the areas close to such stores, if appropriate and allowed by the shopping mall.

d)	Special events to promote the Major Brand masterpiece collection of products (such collection to be defined by Damiani) will be organized during the whole year with reserved invitation to the top retail customers of B&M Group. The Parties will agree on the scheduling and budget for each Major Brand masterpiece events.

e)

Catalogues.

If the Parties mutually agree to promote the sales of the Major Brand through the catalogues of B&M Group, B&M shall give priority visibility to the Major Brand relative to other jewelry brands except for the Birks brand and the Van Cleef & Arpels brand.

11.9	In addition to the foregoing, B&M Group undertakes to:

a)	give to the New Damiani Products in Schedule ‘A‘ Stores a position in internal counters and external windows, when and where appropriate, that will have the priority in terms of visibility among other jewellery brands sold by B&M Group, except for products under the Birks brand, the Van Cleef & Arpels brand and other brands represented by “Shop-in-shop” concepts. The Parties undertake to review and agree upon the possible solutions for the Schedule ‘A‘ Stores on a store by store basis;

b)	provide a commission program to its sales professionals for the sale of New Damiani Products which shall be equal to the applicable commission program for the sale of products under the Birks brand and which is no less than that offered with respect to any other brands offered by B&M Group and shall be at the sole expense of B&M Group;

c)	in addition to the above, Damiani will have the right but not the obligation to grant at its sole expense to the sale professionals and to the store directors of B&M Group additional incentives that will be agreed upon by the Parties to increase the sales of New Damiani Products through B&M Group stores (i.e. incentive travels, etc.);

d)	the Parties will work together and agree on the way to include New Damiani Products in the “Client Appreciation events” that B&M Group usually organizes during the month of November of each year in order to distinguish the New Damiani Products among the other jewellery brands to promote the Christmas sales.

11.10	B&M Group undertakes:

	(1)	to market and distribute the Products through its own stores and only to the ultimate retail customers;

	(2)	to use its commercially reasonable efforts to promote and display the New Damiani Products in the Schedule ‘A‘ and “B” Stores;

	(3)	not to sell the Products by Internet and e-commerce channels or by other direct mail measures, or by door to door selling;

	(4)	agree to represent the Products in keeping with its quality image and prestige;

	(5)	to diligently safeguard the interests of the Products for the purpose of increasing sales of the Products without compromising B&M Group’s sales or an individual store’s existing or future business;

	(6)	to provide a monthly sales report, itemized by product, brand and store, which indicates the value and the quantity of the purchased Products sold and which will be sent to Damiani by B&M Group within 30 days from the end of each month;

	(7)	to assume all risk of loss or damage of any Products which may be provided by Damiani to B&M Group on consignment, unless such loss or damage is caused by defects in such products;

(8) to obtain, maintain and provide proof of proper insurance coverage on terms reasonably acceptable to Damiani for any Products which may be provided by Damiani to B&M Group on consignment at B&M Group’s expense and to name Damiani as an additional insured party in such reasonable amounts not to exceed the Cost Value of such products;

(9) to disclose to its lenders and creditors that any Products which may be provided by Damiani to B&M Group on consignment are not owned by B&M Group, are owned by Damiani and are held by B&M Group on consignment.

	11.11	In order to enable B&M Group to standardize Damiani’s sales techniques and to follow their expansion, so as to supply customers with the best possible service, only if expressly requested by Damiani, B&M Group undertakes to attend with all its appropriate sale professionals yearly training courses that will be arranged by Damiani with the cooperation of B&M Group, and the expenses for said courses (i.e. trip, travelling expenses, board and lodging B&M Group’s employees and other related expenses, etc.) shall be borne by Damiani unless otherwise mutually agreed between the Parties.

	11.12	All security interests and subordination agreements granted and executed pursuant to the First Distribution Agreement shall continue to be in full force and effect. Each party hereto undertakes to do all reasonable acts and things and promptly execute and deliver all agreements, documents and instruments reasonably required by the other party in order to carry out the provisions and intent of this Agreement, including the continued effectiveness of the aforementioned security interest and subordination agreements.

Section 12	Confidentiality

	12.1	Both Damiani and B&M Group acknowledge that it may have access to and receive confidential and proprietary information from the other party, including, but not limited to, organizational structure, business plans, marketing philosophy and objectives, competitive advantages and disadvantages, cost figures, sales or other financial results, vendor names and addresses, and distributor names and addresses. It is agreed that Damiani and B&M Group shall protect the confidentiality of any information disclosed by the other party and that they each will not disclose such information of the other party, either directly or indirectly, to any third person or entity without the prior written consent of such other party. This confidentiality covenant has no temporal, geographical or territorial restrictions. Notwithstanding the foregoing, the provisions of this confidentiality provision shall not apply to information: (i) which is in the public domain other than through a violation of this provision, or (ii) which is required to be disclosed pursuant to the valid order, rule or regulation of an administrative agency or judicial court of competent jurisdiction, provided that the party obligated to disclose such information shall notify the other party of any disclosure required by law and provide such other party with the opportunity to intervene and contest such disclosure. The terms of this provision shall survive the expiration or termination of this Agreement and/or the termination of the relationship between Damiani and B&M Group.

	12.2	Upon the termination of this Agreement or upon the request of either party, each party shall: (i) return or cause to be returned to the other party all copies of any confidential information of the other party in its possession or in the possession of its Representatives, and (ii) destroy all copies of any analyses, compilations, studies or other documents prepared by the party or for its use containing, incorporating or reflecting any confidential information of the other party, in either case, before the close of business 48 hours following the date of the termination of this Agreement or, as the case may be, the request by a party to return all confidential information.

	12.3	Either party may only issue press releases concerning this Agreement after receiving approval of the content of such releases by the other party.

Section 13	Intellectual Property

	13.1	Damiani confirms that it is the owner of or has the right to use the various intellectual property it uses in connection with the Products, including, without limitation, the Major Brand name, the Minor Brand names, any and all other brand names of Products (as the case may be), as well as all logos, product names, trade names and trademarks (whether registered or not) used in connection with the Products (collectively, the “Products’ Intellectual Property”). Damiani hereby grants to B&M Group for the Term of this Agreement (as defined in Section 14.1 hereof) and for a period of six (6) months thereafter, a non-exclusive, royalty-free license to use the Products’ Intellectual Property for the purpose of distributing and selling the Products. Any use of the Products’ Intellectual Property by B&M Group in any approved advertising, marketing campaign or promotional materials shall be accompanied by a notice that indicates that all Products’ Intellectual Property is the property of Damiani and is being used by B&M Group solely with Damiani’s permission.

	13.2	B&M Group expressly agrees that it has no right, title or interest to the Products’ Intellectual Property and that it may only use such Products’ Intellectual Property in accordance with the terms of Section 13.1 hereof.

	13.3	Upon the prior written consent of B&M Group, throughout the Term of this Agreement (as defined in Section 14.1 hereof), Damiani or any authorized affiliate of Damiani shall have the non-exclusive right to use the names “Birks”, “Mayors”, “Birks & Mayors” and “Birks Group” in a corporate presentation or, in agreed to manner by B&M Group, on its corporate letterhead or other such written materials. Any use of the names “Birks”, “Mayors”, “Birks & Mayors” or “Birks Group” in accordance with the foregoing shall be accompanied by a notice that indicates that all such names are the property of B&M Group and are being used by Damiani solely with B&M Group’s permission.

	13.4	Damiani expressly agrees that it has no right, title or interest to the names “Birks”, “Mayors”, “Birks & Mayors” or “Birks Group” and that it may only use such names in accordance with the terms of Section 13.3 hereof.

Section 14	Term of the Agreement.

	14.1	The term of this Agreement (the “Term”) shall commence on the date hereof and, unless terminated, extended or renewed in accordance with Sections 14 and 15 hereof, shall terminate on March 31, 2016.

	14.2	Within 6 months prior to the expiration of the Term, the Parties shall re-evaluate in good faith the extension or renewal of this Agreement upon such terms and conditions as may be agreed to at such time by the Parties.

Section 15	Termination of the Agreement. Consequences.

	15.1	Material Breach. Either party may terminate this Agreement by notice to the other party if the other party shall fail to cure any material breach of this Agreement within 30 days after notification of such material breach.

	15.2	Insolvency. This Agreement shall terminate automatically without notice to either party if any of Damiani, Birks or Mayors is adjudicated bankrupt, makes a general assignment for the benefit of its creditors, or takes the benefit of any insolvency, re-organization or other relief act, or if a receiver or trustee is appointed for its property.

	15.3	In the event of termination or expiration of the Agreement, nothing shall be owed between the Parties by way of indemnification, except for any indemnification deriving from contract breaches or fraudulent and/ or negligent actions.

	15.4	In case of termination or expiration of the Agreement, for any reason, B&M Group:

		a)	shall cease to use the Damiani’s trademark and any distinctive signage and shall cease to define itself a distributor of Damiani;

		b)	shall return to Damiani all documentation, productions, drawings of any nature whatsoever which may have remained in its possession and which pertain to the Products constituting the subject of this Agreement, or to Damiani;

		c)	shall return all promotional and advertising materials in its possession supplied by Damiani;

	d)	in general shall refrain from acting in such a way that third parties may reasonably be induced to believe that the contractual relationship between B&M Group and Damiani is continuing;

	e)	shall bind itself not to use any sale method that is not in keeping with the image of prestige and quality concerning the Products, brands and distinctive signs;

	f)	B&M Group shall promptly return to Damiani any Products which may have been provided on consignment;

	g)	At its sole discretion and within three months from termination or expiration of this Agreement, Damiani shall have the right to buy back from B&M Group all or part of the inventory of the remaining Products not already returned by B&M Group to Damiani in accordance with Section 5 hereof at the price calculated by discounting the Cost Value of the B&M Group with a percentage of [*]. The price paid by B&M Group to Damiani for such Products bought back by Damiani shall be reimbursed by Damiani to B&M Group as follows: (i) B&M Group will first offset any such amount against any accounts payable (even if not due yet) owed by B&M Group to Damiani; (ii) if such accounts payable are insufficient to cover the amount to be reimbursed, then Damiani shall reimburse any remaining amount within ninety (90) days from the date that the Products were delivered to Damiani.

15.5	In case of termination or expiration of the Agreement each Party’s future rights and obligations hereunder shall cease immediately; provided that the termination does not affect (i) a Party’s accrued rights and incurred obligations as at the date of termination or expiration and (ii) the continued existence and validity of the rights and obligations of the Parties under those clauses which expressly provide for the survival thereof after termination or expiration of the Agreement and any provisions of this Agreement necessary for the interpretation or enforcement of this Agreement. For greater certainty but without limiting the generality of the foregoing, the provisions of Sections 5, 7, 8, 9, 10, 12, 15, 16 and 17 shall survive the termination or expiration of this Agreement.

Section 16	Notices

	16.1	Any notice or other communication to be given in connection with this Agreement by one party to the other shall be given in writing and shall be given by registered mail or by facsimile, and if by registered mail or facsimile shall be addressed to the recipient as follows:

If to Damiani:

Damiani International B.V.
Prins Bernhardplein
200-11097 JB Amsterdam The Netherlands

Attention: Legal Department
Facsimile: (+41) 919125060

Damiani S.p.A.
Piazza Damiano Grassi Damiani
1 – 15078 Valenza (AL)
ITALY

Attention: Legal Department
Facsimile: (+39) 131929521

If to B&M Group:

Birks Group Inc.
1240 Phillips Square
Montreal, Québec
H3B 3H4

Attention: Vice-President, Legal Affairs & Corporate Secretary Facsimile: (514) 397-2537

	16.2	Any notice or other communication is deemed to be delivered and received: (i) if sent by registered mail, on the third next business day, or (ii) if sent by facsimile, on the same business day of the date of confirmation of transmission by the originating facsimile, or (iii) if given by personal delivery, on the same business day of delivery. For the purposes of this Agreement, “business day” means Monday to Friday, inclusively, exclusion made of any day that is a statutory holiday in the Province of Québec.

	16.3	Either party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must thereafter be sent to such party at its changed address.

Section 17	General Provisions

	17.1	Time shall be of the essence of this Agreement.

	17.2	The relationship between Damiani and B&M Group is that of independent contractors, and neither party nor its employees, agents or representatives shall in any event be construed as the mandatary, principal, agent, partner, joint venturer, franchisor, franchisee or representative of the other. Both are independent contractors acting for their own accounts, and neither is authorized to make any commitment or representation, express or implied, on the other’s behalf unless authorized to do so by the other party by way of a signed written instrument.

17.3	This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. No assignment by either party of any of its respective rights and obligations hereunder shall be permitted without the prior written consent of the other party.

17.4	The Parties recognize that either of them may for operating convenience or other reasons use standard printed orders or forms for ordering, purchasing, delivering, acknowledging or accepting products or for other similar purposes. Notwithstanding the use of such orders or forms, the terms and conditions thereof are hereby waived and shall be considered as having no force and effect to the extent they are inconsistent with the terms set forth in this Agreement.

17.5	B&M Group acknowledges that Damiani is a publicly-traded company listed on the Italian Stock Exchange (MTA) and acknowledges to be aware that the Italian securities laws may prohibit any person and entity who has material, non-public information concerning Damiani S.p.A. and its subsidiaries from communicating such information to any other person or to use such information to make speculative transactions on Damiani securities. B&M Group acknowledges that the “DAMIANI Group” adopted a Code of Conduct, declares to know it (“Codice Etico” – Schedule ‘D’) and undertakes to manage its business in compliance with the provisions of said Code of Conduct, provided it does not conflict with B&M Group’s Code of Conduct or other applicable policies, and laws applicable to B&M Group.

17.6	The terms and conditions of this Agreement are subject to the terms and conditions of the Subordination Agreement entered into on October 29, 2009 among B&M Group, Damiani and B&M Group’s lenders.

17.7	The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision. If any provision of this Agreement is declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall remain in full force and effect.

17.8	Each party shall not be responsible for any failure to perform its obligations under this Agreement due to a superior force or cause (“force majeure”) beyond the reasonable control of such party, including, but not limited to, sabotage, riot, fire, flood, insurrection, terrorism, war or acts of God.

17.9	No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by Damiani, on the one side, and

Birks, acting for itself and in the name and on behalf of Mayors, on the other side. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure on the part of either party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of any such right or the exercise of any other right.

17.10	Each party shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the execution hereof, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

17.11	The Parties agree that invoices from Damiani to B&M Group will be always denominated and paid in US dollars. However, suggested retail prices will be denominated in local currencies of the respective country (USA or Canada).

17.12	This Agreement constitutes the entire agreement between the Parties with respect to the sale and resale of Damiani’s products and to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto, including the First Distribution Agreement. Therefore, starting from the date hereof, any inventory of Damiani’s products, either purchased by or held on consignment by B&M Group, shall be subject to the provisions hereof. There are no representations, warranties, conditions, agreements, undertakings or acknowledgements, express or implied, that form part of or affect this Agreement, or which induced any party to enter into this Agreement or on which reliance was placed by any party, except as specifically set forth in this Agreement.

17.13	This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The Parties agree that this Agreement may be transmitted by telecopier and/or electronic PDF copy and that the reproduction of signatures by telecopier and/or electronic PDF copy will be treated as binding as if originals.

17.14	This Agreement and all sales made pursuant to this Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. The Parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Québec. Damiani irrevocably waives, in connection with any such action or proceeding, any objection, (including without limitation, any objection to venue or based on the grounds of forum non conveniens), which it may now or hereafter have to the bringing of any such action or proceedings in such jurisdiction. The application of the United Nations Convention for the International Sale of Goods of April 11, 1980 as may be amended from time to time is expressly excluded.

17.15	Where a US Dollar amount has to be converted or expressed in another currency, or where its equivalent in another currency has to be determined (or vice versa), the calculation is made at the spot rate announced by the Bank of Canada at or around noon on the Business Day preceding the relevant date for the relevant currency against US Dollars (or vice versa).

17.16	If a judgment is to be rendered against a Party for an amount owed hereunder and if the judgment is rendered in a currency (“Other Currency”) other than that in which this amount is owed under this Agreement (“Currency of the Agreement”), such Party must pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the amount owed under this Agreement, expressed into the Other Currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate shall be the average spot rate, on the relevant date, announced by the Bank of Canada for the Other Currency. Any additional amount owed under this Section 17.16 will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment shall not constitute res judicata in that respect.

17.17	The Parties hereto acknowledge that they have expressly required that the present Agreement and all schedules, documents and notices relating thereto be drafted in the English language. Les parties aux présentes déclarent qu’elles ont expressément exigé que la présente convention et tous les annexes, documents ou avis qui y sont afférents soient rédigés en anglais.

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IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement as of the date first above written.

DAMIANI INTERNATIONAL B.V.

By:
Authorized Signing Officer

DAMIANI S.p.A.

By:
Authorized Signing Officer

BIRKS GROUP INC.

By:
Authorized Signing Officer

MAYOR’S JEWELERS, INC.

By:
Authorized Signing Officer

SCHEDULE ‘A’ STORES

[*]

SCHEDULE ‘B’ STORES

[*]

SCHEDULE ‘C’

[*]

SCHEDULE ‘D’

DAMIANI CODE OF CONDUCT